January 22, 2013

VIA EDGAR

Laura Hatch
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:         FQF Trust
File Nos.: 811-22540; 333-173167

Dear Ms. Hatch:

On December 3, 2012, FQF Trust (the “Registrant”) filed Post-Effective Amendment No. 5 (“PEA 5”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to register the QuantShares U.S. High Dividend Absolute Return Fund, the QuantShares U.S. Low Beta Absolute Return Fund, the QuantShares U.S. Relative Value Fund, the QuantShares U.S. Low Beta Fund, the QuantShares U.S. High Quality Fund and the QuantShares U.S. High Momentum Fund (the “Funds”), as new series of the Registrant (accession number 0001144204-12-066088).

You and Keith O’Connell provided the following comment via telephone on December 10, 2012 regarding PEA 5.  That comment and the Registrant’s response to it appear below.  The changes to the Fund’s prospectus and statement of additional information (“SAI”) as described below will be filed pursuant to Rule 485(b) under Regulation C under the Securities Act of 1933 in Post-Effective Amendment No. 6 to Registrant’s Registration Statement (“PEA 6”).  Unless otherwise noted, defined terms have the same meaning ascribed to them in PEA 6.

1. It is the Staff’s position that, consistent with Rule 35d-1 under the Investment Company Act of 1940 (“Act”), the QuantShares U.S. High Dividend Absolute Return Fund must either  invest 80% of its assets in dividend-paying securities or otherwise be able to explain why the Fund may appropriately include “High Dividend” in its name.

Laura Hatch
File Nos. 811-22540; 333-173167
January 22, 2013

RESPONSE:  Registrant has considered the Staff's comment and determined to change the name of the Fund to: QuantShares U.S. Dividend Income Absolute Return Fund (the “Fund”).  As explained below, Registrant believes that this name and the Fund's strategy satisfy Rule 35-d-1 under the Act (the “Names Rule”), assuming without conceding that the Names Rule applies to the Fund.

While Registrant agrees that Section 35(d) of the Act applies to the Fund (as it applies to all registered investment companies), Registrant does not agree that the Names Rule applies to the Fund.  Registrant notes that the adopting release1 and the related FAQs2 for the Names Rule do not discuss “dividend income” as a name that implicates the Names Rule.  Indeed, FAQ 9 specifically discusses funds, such as the Fund, with the term “income” in their name and concludes that the term suggests a strategy rather than a type of investment.  FAQ 9, in particular, advises that the Names Rule does not apply to “equity income” funds because that term “suggests a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.”  The Fund’s use of the term “dividend income” is substantially the same:  the Fund focuses its investments in dividend-paying securities with the objective of achieving current income for shareholders.  Under these circumstances, the Names Rule would not apply to the Fund.

Nevertheless, consistent with the Fund’s exemptive relief and the Staff’s position, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in dividend-paying securities.  As set forth in the Fund’s principal investment strategies in PEA 6, the investment objective of the Fund is to seek to track the performance of the Indxx Long/Short High Dividend Index (the “Target High Dividend Index”).  The Target High Dividend Index identifies securities that consistently pay the highest dividends within each sector as equal-weighted long components and securities that inconsistently pay dividends or consistently pay low or no dividends within each sector as equal-weighted short components of the index.  The short components of the index have an aggregate value equal to approximately 75% of the value of the long components of the index.  In seeking to track the Target High Dividend Index, at each rebalance the Fund exposes approximately 100% of its net assets to the long components identified by the

1           Investment Company Names, Investment Company Act Release No. 24828 (Feb. 1, 2001) (the “Adopting Release”).

2           See Frequently Asked Questions About Rule 35d-1, The Securities and Exchange Commission (Dec. 4, 2001), http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

Laura Hatch
File Nos. 811-22540; 333-173167
January 22, 2013

index and obtains short exposures equal to approximately 75% of its net assets to the short components of the index.  At least 80% of each of the Fund’s long and short exposures come from, respectively, direct investments in the securities identified by the index as long components (i.e., dividend-paying securities) and short sales of the securities identified by the index as short components.  This 80% policy conforms to the requirements of the exemptive order on which the Fund relies,3 as well as to the Adopting Release for the Names Rule (as applied to index funds generally).4  In addition, it is consistent with the Staff’s position as, at each rebalance, the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in dividend-paying securities.5

*           *           *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

●	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

3           See In the Matter of FQF Trust, FFCM, LLC and Foreside Fund Services, LLC, Amendment No. 5 to the Application for an Order (file no. 812-13741) (filed July 9, 2011) at 11-12.

4           Adopting Release, supra note 1, at n. 15 (“Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”).

5           Consistent with the staff’s position regarding funds’ treatment of short sales, the Fund holds such proceeds and, to the extent necessary, further collateralizes its short positions.  Robertson, Stephens & Co., SEC No-Action Letter (Jan. 12, 1993).  For example, assume the Fund has an aggregate net asset value of $80 at rebalance.  The Fund (i) invests at least $64 in the high dividend paying securities identified by the index as long components, (ii) obtains at least $48 of short exposure to the securities identified by the index as short components through short sales, (iii) maintains the $48 of cash received from such short sales and (iv) obtains up to $16 additional exposure to the high dividend-paying securities identified by the index as long components and up to $12 additional short exposure to the short components through swaps or other derivatives.  The Fund does not (re-)invest the proceeds of its short sales, unless and until the short sales are in-the-money at which time the increase in value is reflected in the Fund’s (aggregate) net asset value.  In addition, the Fund does not engage in other borrowings for investment purposes.  Therefore, neither the Fund’s short positions nor any of its other activities cause its “net assets (plus borrowings for investment purposes)” to be greater than its aggregate net asset value, of which at least 80% is invested at each rebalance directly in the dividend-paying securities that are identified by the Target High Dividend Index as long components of the index, thereby satisfying the Staff’s position regarding the Names Rule’s 80% test.

Laura Hatch
File Nos. 811-22540; 333-173167
January 22, 2013

●	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9475 or Kurt Decko at (415) 249-1053.

Very truly yours,

/s/  Stacy L. Fuller

Stacy L. Fuller

cc:           Ronald C. Martin, Jr.
   FFCM, LLC
Kurt J. Decko
   K&L Gates LLP